CM

BB 12/3

02053355

SECUR COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden	

SEC FILE NUMBER
8-42057

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 AND ENDING September 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KWS Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street
(No. and Street)

Chicago,	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas Williams, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KWS Associates, Inc. as of September 30, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/03

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

KWS Associates, Inc.

As of September 30, 2002
with Report of Independent Auditors

0210-0361025Con

KWS Associates, Inc.

Statement of Financial Condition

As of September 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholders
KWS Associates, Inc.

We have audited the accompanying statement of financial condition of KWS Associates, Inc. as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KWS Associates, Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

November 18, 2002

KWS Associates, Inc.

Statement of Financial Condition

September 30, 2002

Assets	
Cash and cash equivalents	$2,226,988
Floor brokerage commissions receivable	476,524
Securities owned	14,008
Receivable from clearing organization	61,077
Deposits with clearing organization	219,150
Cash surrender value of officers' life insurance	152,142
Exchange memberships (at cost, market value – $67,000)	53,500
Furniture and equipment and leasehold improvements, net of accumulated depreciation of $139,587	106,886
Other assets	22,458
Total assets	$3,332,733
Liabilities and shareholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$1,825,746
Securities sold, not yet purchased	649
Contribution payable to profit-sharing plan	258,250
Payable to shareholder	50,000
Income taxes payable	191,495
Deferred income taxes payable	12,000
Total liabilities	2,338,140
Liabilities subordinated to claims of general creditors	250,000
Shareholders' equity:	
Common stock, par value $1 per share; 1,000 shares authorized; 660 shares issued and outstanding	660
Additional paid-in capital	133,452
Retained earnings	610,481
Total shareholders' equity	744,593
Total liabilities and shareholders' equity	$3,332,733

See accompanying notes.

1. Organization and Nature of Business

KWS Associates, Inc. (the Company), (an Illinois corporation) is a registered broker-dealer and member of the Chicago Stock Exchange, Inc. (the CSE). In its capacity as a floor broker, specialist and upstairs over-the-counter (OTC) broker (KWS-OTC), it executes principal and agency transactions with other broker-dealers and clearing members of the National Securities Clearing Corporation (NSCC). The clearing and depository functions of the Company's proprietary and agency transactions are performed by NSCC and the Depository Trust Company. The Company's floor brokerage customers include major national broker-dealers and members of NSCC who are located generally in the United States.

The Company has a minority interest in SJS/OTC specialist operations. At September 30, 2002, there was no receivable from or payable to such specialist and such specialist had no securities positions. Additionally, the Company has an arrangement with SJS, whereby it pays it a certain portion of the income from KSW-OTC activities.

2. Significant Accounting Policies

Cash equivalents include cash in money market accounts with a bank.

Proprietary security transactions are recorded on a trade-date basis. To the extent securities owned have not settled, the Company is indebted to its clearing organization and the securities owned are collateral for such liability.

Securities owned and sold, not yet purchased consist of equity securities are valued at market value based upon quoted market prices. Unrealized gains and losses are recognized in the statement of operations.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets generally three to five years. Amortization of leasehold improvements is over the lesser of the life of the lease or economic useful life of the improvements.

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company recognizes the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

2. Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company has available a $750,000 line of credit from a bank as of September 30, 2002. The Company borrows from the bank to finance securities owned, and any such securities collateralize any obligations to the bank.

4. Liabilities Subordinated to Claims of General Creditors

Two shareholders have loans subordinated to the claims of general creditors aggregating $50,000. These loans mature on September 30, 2004, and bear interest at 7%.

Two employees of the Company have loans subordinated to the claims of general creditors aggregating $200,000. These loans mature on September 16, 2005, and bear interest at 6%.

A subordinated loan for a shareholder in the amount of $50,000 matured on September 30, 2002, was paid in October 2002 and is reflected in the statement of financial condition as payable to shareholder.

Interest expense on subordinated borrowings from shareholders and an entity controlled by a stockholder amounted to $24,208 for the year.

The payment of any amounts covered by these subordinated borrowings is not permitted if, after payment, the Company would be unable to meet minimum net capital requirements.

5. Capital Requirements

As a registered broker-dealer and member of the CSE, the Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis but, at September 30, 2002, the Company had net capital

5. Capital Requirements (continued)

and net capital requirements of $604,381 and $155,032, respectively. The ratio of aggregate indebtedness to net capital was approximately 3.8 to 1. The withdrawal of capital from the Company, including the repayment of subordinated loans or the redemption of common stock, is subject to more restrictive requirements than minimum net capital requirements.

6. Common Stock

The Company has entered into an agreement with each of its shareholders to purchase all shares of the Company's common stock owned or held as custodian by such shareholder, upon the death, disability, or termination of such shareholder. The purchase price of the shares shall be the book value, as defined, of such shares as of the date of death, disability, or termination of such shareholder and is to be paid within 120 days thereafter. Where the Company is prevented by regulatory restrictions from purchasing any or all of the shares owned, the remaining shareholders personally are required to purchase the shares.

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes and enters into securities transactions with other broker-dealers and members of NSCC. All securities transactions are cleared through the NSCC. Floor brokerage commissions receivable is due from various registered broker-dealers. The Company did not have a significant concentration of such receivables with any single broker-dealer as of September 30, 2002.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for short transactions. The Company generally borrows securities to make delivery on short positions from a New York Stock Exchange member firm. Furthermore, the Company's policy is to continuously monitor its exposure to market and counterparty credit risk through the use of a variety of control procedures. Although securities owned and securities sold, not yet purchased were $14,008 and $649, respectively, at September 30, 2002, the Company has had significant positions at times during the year. Based on the monthly reports of the Company, the largest total long and short positions at market value were $246,058 and $323,590, respectively.

The primary source of KWS-OTC income from OTC principal transactions is from two major customers. At September 30, 2002, there were no significant receivables from either of these two parties.

8. Employee Benefit Plan

The Company has a discretionary profit-sharing plan covering substantially all employees of the Company. The expense for the year ended September 30, 2002, was $258,250.

9. Related Party Transactions

The Company leases three CSE memberships from an affiliated entity for use by the Company. The amount of such lease payments was approximately $36,000 for the year ended September 30, 2002.

10. Lease Commitments

The Company entered into a lease for the rental of office space through August 31, 2006, requiring monthly rental payments of $2,612.

11. Income Taxes

Deferred income taxes payable arise primarily due to the Company's difference between book and tax depreciation and cash surrender value of officers' life insurance in excess of the tax basis of such policies.